UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
 THE SECURITIES EXCHANGE ACT OF 1934

Fred's, Inc.
(Exact name of registrant as specified in its charter)
Tennessee	62-0634010
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

4300 New Getwell Road Memphis, Tennessee	38118
(Address of principal executive offices)	(Zip code)

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	NASDAQ Stock Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: Not Applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1. Description of Registrant's Securities to Be Registered.

Amendment of Rights Agreement

On June 27, 2017, the Board of Directors (the “Board”) of Fred’s, Inc., a Tennessee corporation (the “Company”), declared a dividend of one right (a “Right”) for each of the Company’s issued and outstanding shares of Class A Common Stock, no par value per share (“Common Stock”). The dividend was paid to the shareholders of record at the close of business on July 7, 2017 (the “Record Date”). Each Right entitled the holder, subject to the terms of the Rights Agreement dated as of June 27, 2017 (the “Original Rights Agreement”) between the Company and American Stock & Trust Company, LLC, as Rights Agent, to purchase from the Company one one-thousandth of a share of the Company’s Series C Junior Participating Preferred Stock (the “Preferred Stock”) at a price of $60.00 (the “Exercise Price”), subject to certain adjustments.

On  September 18, 2017, the Company amended and restated the Original Rights Agreement (the “Amended Rights Agreement”) to (i) decrease the Exercise Price to $35.00, (ii) change the circumstances under which the Right may be exercised and (iii) extend the expiration of the Rights, in each case, as more fully described below.  The purpose of the Amended Rights Agreement is to protect shareholder value by preserving the Company’s ability to use its net operating losses and certain other tax assets (“Tax Benefits”) to offset potential future taxable income and reduce federal income tax liability. The Company’s ability to use its Tax Benefits would be substantially limited if it experiences an “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”). A company generally experiences such an ownership change if the percentage of its stock owned by its “5-percent shareholders,” as defined in Section 382 of the Code, increases by more than 50 percentage points over a rolling three-year period. The Amended Rights Agreement is intended to reduce the likelihood of an ownership change under Section 382 of the Code by deterring any person or group from acquiring beneficial ownership of 4.9% or more of the Company’s outstanding Common Stock.

The Company intends to submit the Amended Rights Agreement to the Company’s shareholders for approval at the Company’s next annual meeting of shareholders.

Description of Amended Rights Agreement

Until the earlier to occur of (i) the close of business on the 10th business day after a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an “Acquiring Person”) has acquired beneficial ownership of 4.9% or more of the outstanding shares of Common Stock and (ii) the close of business on the 10th business day after the commencement by any person of, or of the first public announcement of the intention of any Person to commence, a tender or exchange offer the consummation of which would result in such Person becoming the Beneficial Owner of 4.9% or more of the outstanding shares of Common Stock (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Stock certificates (or book entry shares) outstanding as of the Record Date, by such Common Stock certificate (or book entry shares) together with the Summary of Rights (as defined in the Amended Rights Agreement).

The Rights Agreement provides that, until the Distribution Date (or earlier expiration or redemption of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier expiration or redemption of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuances of Common Stock will contain a legend incorporating the Rights Agreement by reference, and notice of such legend will be furnished to holders of book entry shares. Until the Distribution Date (or earlier expiration or redemption of the Rights), the surrender for transfer of any certificates for shares of Common Stock (or book entry shares of Common Stock) outstanding as of the Record Date, even without such legend or a copy of the Summary of Rights, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate or registered in book entry form. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Rights Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date.  The Rights will expire on the earliest of (i) the close of business on September 18, 2020 (the “Final Expiration Date”); (ii) the time at which the Rights are redeemed pursuant to Section 23 of the Amended Rights Agreement; (iii) the time at which the Rights are exchanged pursuant to Section 24 of the Amended Rights Agreement; (iv) the closing of any merger or other acquisition transaction involving the Company pursuant to an agreement of the type described in Section 13(f) of the Amended Rights Agreement at which time the Rights are terminated; (v) the close of business on the first day that the Board of Directors of the Company determines that this agreement is no longer necessary or desirable for the preservation of the Company’s NOLs, (vi) immediately following the final adjournment of the first annual meeting of the shareholders of the Company following the execution and delivery of the Amended Rights Agreement if shareholder approval of this Agreement has not been received prior to such time.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable.  Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $1.00 per share, and (b) an amount equal to 1,000 times the dividend declared per share of Common Stock.  In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (i) $1,000.00 per share (plus any accrued but unpaid dividends), and (ii) an amount equal to 1,000 times the payment made per share of Common Stock.  Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock.  Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock.  These rights are protected by customary anti-dilution provisions.

Because of the nature of the Preferred Stock’s dividend, liquidation and voting rights, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

 In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof (which will thereupon become null and void), will thereafter have the right to receive upon exercise of a Right that number of shares of Common Stock having a market value of two times the exercise price of the Right.

In the event that, after a person or group has become an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provisions will be made so that each holder of a Right (other than Rights beneficially owned by an Acquiring Person, affiliates and associates of the Acquiring Person and certain transferees thereof which will have become null and void) will thereafter have the right to receive upon the exercise of a Right that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) that at the time of such transaction have a market value of two times the exercise price of the Right.

 At any time after any person or group becomes an Acquiring Person and prior to the earlier of one of the events described in the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding shares of Common Stock, the Board may exchange the Rights (other than Rights owned by such Acquiring Person and certain transferees thereof which will have become null and void), in whole or in part, for shares of Common Stock or Preferred Stock (or a series of the Company’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other preferred stock) equivalent in value thereto, per Right.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.  No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of shares of Preferred Stock which are integral multiples of one one-thousandth of a share of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

At any time prior to the time an Acquiring Person becomes such, the Board may redeem the Rights in whole, but not in part, at a price of $0.01 per Right (the “Redemption Price”) payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board shall determine.  The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish.  Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner.  After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights (other than holders of Rights owned by or transferred to any person who is or becomes an Acquiring Person or affiliates and associates of an Acquiring Person and certain transferees thereof).

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a shareholder of the Company, including the right to vote or to receive dividends.

The Amended Rights Agreement is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The description of the Amended Rights Agreement herein does not purport to be complete and is qualified in its entirety by reference to Exhibit 4.1.

Item 2. Exhibits.

Exhibit Number	Description
3.1	Articles of Amendment to the Charter of Fred's, Inc., dated June 27, 2017 (incorporated by reference to Exhibit 3.1 of Fred's, Inc.'s Current Report on Form 8-K dated June 28, 2017).
4.1
Amended and Restated Rights Agreement, dated as of September 18, 2017 between Fred's, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of Fred's, Inc.'s Current Report on Form 8-K dated September 18, 2017).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Fred's, Inc.

Date: September 18, 2017	By:	/s/ Jason Jenne
	Name:	Jason Jenne
	Title:	Executive Vice President, Chief Financial Officer and Secretary

EXHIBIT INDEX

Exhibit Number	Description
3.1	Articles of Amendment to the Charter of Fred's, Inc., dated June 27, 2017 (incorporated by reference to Exhibit 3.1 of Fred's, Inc.'s Current Report on Form 8-K dated June 28, 2017).
4.1
Amended and Restated Rights Agreement, dated as of September 18, 2017 between Fred's, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated by reference to Exhibit 4.1 of Fred's, Inc.'s Current Report on Form 8-K dated September 18, 2017).

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